Exhibit 99.1

Steakholder Foods Launches Perfecta™ at Retail Outlets Across the Northeastern U.S.

Ness Ziona, Israel, Sept. 03, 2026 (GLOBE NEWSWIRE) – Steakholder Foods Ltd. (Nasdaq: STKH), a global leader in 3D-printing technology for production of whole cuts of plant-based meat, today announced the launch of Perfecta™ Premium Plant-Based Meat at retail locations across the Northeastern United States, marking the brand’s first commercial placement on U.S. store shelves and an important milestone in the Company’s growth strategy. The rollout is being supported through distribution with KeHE Distributors, one of the nation’s leading natural and specialty food distributors.

Perfecta™ has been developed to deliver a new standard in plant-based eating by addressing the category’s most persistent consumer challenges: taste, texture, and the authentic experience of enjoying a whole cut of meat. The product line combines Steakholder Foods’ proprietary production technology with premium ingredients to create a range of plant-based offerings designed to closely replicate the sensory experience of conventional meat.

The initial retail rollout includes a selection of premium products, including:

●	Plant-Based Marbled Steak

●	Plant-Based Filet Mignon

●	Plant-Based Chicken Breast

●	Plant-Based Salmon Patties

●	Plant-Based White Fish Patties

These products feature tender, fibrous textures and marbling-like characteristics that enhance flavor and juiciness while providing consumers with a satisfying plant-based alternative.

“Our launch in the Northeastern United States represents an exciting step forward as Perfecta begins reaching consumers through retail shelves for the first time,” said Arik Kaufman, Chief Executive Officer of Steakholder Foods. “We believe the plant-based category is ready for a new generation of products that deliver on taste and eating experience without compromise. We are on track with our launch, and the Northeast is just the beginning of our commercial journey, and we intend to expand both our retail footprint and our distribution network as consumer demand grows.”

The Company’s current launch strategy focuses on building awareness and consumer trial throughout the Northeast U.S. market while establishing a foundation for broader expansion across additional regions. Steakholder Foods also intends to pursue relationships with additional distribution partners over time, supporting its objective of making Perfecta products available to a wider range of retailers and consumers nationwide.

Perfecta is positioned as a next-generation plant-based protein platform capable of expanding across multiple protein categories. The brand’s portfolio includes both whole-cut and traditional formats, offering consumers premium alternatives designed to better replicate the taste, texture, and appearance of conventional meat and seafood products.

For more information, visit www.perfectafoods.com.

Perfecta™ Premium Plant-Based Meat in a Retail Store

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods is utilizing advanced technologies to revolutionize the food industry, and has officially launched PerfectaTM Premium Plant-Based Meat in the U.S. market in 2026, under the slogan “Plant-Based Meat, Perfected!” Perfecta is positioned as a next-generation, plant-based protein platform, whose launch is planned to begin with a phased rollout in the Northeastern United States, followed by retail expansion as the supply chain and distribution scale.

Steakholder Foods also specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise lies in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on April 30, 2026.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

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